

September 27, 2022

Jason Clemens
Chief Financial Officer
AdaptHealth Corp.
220 West Germantown Pike, Suite 250
Plymouth Meeting, PA 19462

      Re: AdaptHealth Corp.
         Form 10-K for the Fiscal Year Ended December 31, 2021
         Filed March 1, 2022
         Form 10-Q for the Quarterly Period Ended June 30, 2022
         Filed August 9, 2022
         File No. 001-38399

Dear Mr. Clemens:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the quarterly period ended June 30, 2022

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 43

1. In various sections of your filings as well as earnings releases, you identify inflation as a significant risk you are experiencing, and indicate that there are various sources for the inflation you are experiencing. Please revise your future filings to discuss and quantify, where possible, the extent to which your revenues, expenses, profits, and capital resources have been impacted by inflation. Identify the drivers of inflation that most affected your options, and discuss your mitigation efforts. Provide us with your proposed disclosures in your response.

2. Your earnings releases and supplements routinely appear to disclose non-acquired growth

       but a similar discussion is not provided in your periodic reports. Please revise your future filings to provide a discussion of any known trends or uncertainties related to non-acquired growth and growth from acquisitions that you reasonably expect will have a material impact on future operating results.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Christine Torney at 202-551-3652 or Vanessa Robertson at 202-551-3649 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences